UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July, 2020

Commission File Number: 001-14475

TELEFÔNICA BRASIL S.A.
(Exact name of registrant as specified in its charter)

TELEFONICA BRAZIL S.A.
(Translation of registrant’s name into English)

Av. Eng° Luís Carlos Berrini, 1376 -  28º andar
São Paulo, S.P.
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

TELEFÔNICA BRASIL S.A.

Publicly-held Company

CNPJ/MF nº 02.558.157/0001-62 – NIRE 35.3.0015881-4

NOTICE TO THE MARKET

Telefônica Brasil S.A. (“Company or Telefônica Brasil”) (B3: VIVT3 / VIVT4; NYSE: VIV), pursuant to Article 157 of Law 6,404 and the provisions of CVM Instruction 358, communicate to its shareholders and to the market in general what follows:

Following a global strategy of the sector, and, aiming to expand its presence with FTTH network in the country, Telefônica Brasil is evaluating the possibility of constituting a vehicle for the construction and offer of a neutral and independent fiber optic network for wholesale.

This vehicle, which may also count on the participation of partners and investors in its capital, aim to accelerate the expansion of the network to new locations, through a model of lower investment for Telefônica Brasil, and which captures value through third party penetration.

The creation of a vehicle for expansion of the FTTH network, as mentioned above, and the carrying out of any related operations are also subject to the relevant corporate and regulatory approvals.

The Company will keep its shareholders and the market in general informed, in accordance with the regulations in force.

São Paulo, July 29, 2020.

David Melcon Sanchez-Friera

CFO and Investor Relations Officer

Telefônica Brasil – Investor Relations

Phone: +55 11 3430 3687

Email: ir.br@telefonica.com

www.telefonica.com.br/ir

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELEFÔNICA BRASIL S.A.
Date:	July 28, 2020	By:	/s/ Luis Carlos da Costa Plaster
			Name:	Luis Carlos da Costa Plaster
			Title:	Investor Relations Director